SCHEDULE 13D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
June 10, 2003


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

444,450

8. SHARED VOTING POWER

60,000

9. SOLE DISPOSITIVE POWER

1,282,744_______________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

1,282,744

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11
5.53%


14. TYPE OF REPORTING PERSON

IA
________________________________________________________________


1. NAME OF REPORTING PERSON
Andrew Dakos

2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]
                                                       b[]


3. SEC USE ONLY

4. SOURCE OF FUNDS

WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

0

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER
626,301
_________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
626,301


12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11
2.7

14. TYPE OF REPORTING PERSON

IA

Item 1. SECURITY AND ISSUER
This Schedule 13D relates to the shares of Liquid Audio, Inc.
("LQID"). The principal executive offices of LQID are located at 800 Chesapeake Drive, Redwood City, CA 94063.

Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Phillip Goldstein, 60
Heritage Drive, Pleasantville, NY 10570 and Andrew Dakos, 43
Waterford Drive, Montville, NJ 07045.

Phillip Goldstein is a self-employed investment advisor. He is also President of Kimball and Winthrop, Inc., an investment advisory firm. Andrew Dakos is President of Elmhurst Capital, Inc., an investment advisory firm and Managing Member of the general partner of Full Value Partners L.P., an investment fund.

During the last 5 years neither Mr. Goldstein nor Mr. Dakos has been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Dakos and Mr. Goldstein are U.S. citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Mr. Goldstein has accumulated shares of the Issuer on behalf of accounts that are managed by him. All funds that have been utilized to purchase such shares are from such accounts or from margin loans from broker dealers where these accounts are held.

Mr. Dakos has accumulated shares of the Issuer on behalf of accounts that are managed by him. All funds that have been utilized to purchase such shares are from such accounts or from margin loans from broker dealers where these accounts are held.


ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons have acquired the Company's shares (and may acquire additional shares in the future) because they believe that the shares are undervalued. Currently, the Company has no business plan. The Reporting Persons have communicated to management their concern that the Company's shares may continue to be undervalued in the absence of a business plan. The Reporting Persons will continue to monitor developments at the Company and may communicate in the future with management.

Although the Reporting Persons have no firm intentions or specific plans with respect to their investment, they are concerned about the Company's lack of a business plan. In the event that an attractive business plan is not presented to shareholders within a reasonable period of time, the Reporting Persons may consider alternatives designed to maximize the value of their investment including proposing that management pursue a sale or an orderly liquidation of the Company.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a. As per the quarterly report for the quarter ended March 31, 2003 there were 23,175,036 shares of LQID outstanding. The percentage set forth in this item (5a) was derived using such number.

Mr. Goldstein is deemed to be the beneficial owner of 1,282,744 shares of LQID or 5.53% of the outstanding shares. Mr. Dakos is deemed to be the beneficial owner of 626,301 shares or 2.7% of the outstanding shares.


b. Power to dispose of securities resides solely with Mr.
Goldstein for 1,282,744 shares. Power to vote securities resides solely with Mr. Goldstein for 444,450 shares and jointly for 60,000 shares. Power to dispose of securities resides solely with Mr. Dakos for 626,301 shares.

c. During the last sixty days the following shares of common stock were purchased or sold:
(Dates are settlement dates)
Shares Purchased:

6/24/03        60,000 @ .34
6/23/03        28,500 @ .34
6/20/03        75,250 @ .34
6/19/03        161,000 @ .3383
6/18/03        30,000 @ .34
6/17/03        120,000 @ .34
6/16/03        227,000 @ .3396
6/13/03        85,000 @ .3264
6/12/03        65,500 @ .325
6/11/03        90,000 @ .3245
6/10/03        115,000 @ .3230
4/25/03        43,694 @ .3
4/24/03        20,000 @ .3
4/23/03        40,000 @ .3

Shares Sold:
6/9/03         75,600 @ .5313


d. Beneficiaries of accounts managed by Mr. Goldstein and Mr.
Dakos are entitled to receive any dividends or sales proceeds.

e. NA

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1: Joint Filing Agreement

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 6/20/03

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name:   Andrew Dakos



Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1 (k) (1) under the Securities
Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13D
(and all further amendments filed by them) with respect to the shares of LQID.

Dated: 6/20/03

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein


By: /s/ Andrew Dakos
Name:   Andrew Dakos